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                     November 14, 2023

       Russell A. Flugel
       Vice President-Controller and Chief Accounting Officer
       The Mosaic Company
       101 East Kennedy Blvd
       Tampa, FL 33602

                                                        Re: The Mosaic Company
                                                            Form 10-K for the
year ended December 31, 2022
                                                            File No. 001-32327

       Dear Russell A. Flugel:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Industrial Applications and

                     Services